================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         ------------------------------

                              LEVEL 8 SYSTEMS, INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.001 PER SHARE                           52729M102
    (Title of class of securities)                               (CUSIP number)


               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                            4 WORLD FINANCIAL CENTER
                            NEW YORK, NEW YORK 10080
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             HOWARD CHATZINOFF, ESQ.
                               S. WADE ANGUS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                 AUGUST 23, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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NY2:\959641\07\KKGP07!.DOC\63080.0055

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No.  52729M102                                                      13D                                            Page 2 of 8
--------------------------------------------------------------------                 -----------------------------------------------
-------------------------     ---------------------------------------------------------------- -------------------------------------
           1                  NAME OF REPORTING PERSON                           Merrill Lynch, Pierce, Fenner & Smith Incorporated
                              S.S. OR I.R.S. IDENTIFICATION NO.                    13-5674085
                              OF ABOVE PERSON
-------------------------     --------------------------------------------------------------------------------------------------- --
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [ ]
                                                                                                                        (b) [X]
-------------------------     --------------------------------------------------------------------------------------------------- --
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             00
-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                 [ ]
-------------------------     ------------------------------------------------------------------------------------- ----------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                                       Delaware
-------------------------     ------------------------------------------------------------------------------------- ----------------
                                        7                 SOLE VOTING POWER:                                         1,000,000
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                                        6,699,254*

                              -----------------------     --------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                                     1,000,000

                              -----------------------     --------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                           0

-------------------------     ------------------------------------------------------------------------------------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                6,699,254*
-------------------------     ------------------------------------------------------------------------------------------------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                             [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          45.1%
-------------------------     ------------------------------------------------------------------------------------------------------
           14                 TYPE OF REPORTING PERSON:                                        BD, IA, CO
-------------------------     ------------------------------------------------------------------------------------------------------



* See Item 5 of this Schedule 13D


--------------------------------------------------------------------                 -----------------------------------------------
CUSIP No.  52729M102                                                      13D                                            Page 3 of 8
--------------------------------------------------------------------                 -----------------------------------------------

-------------------------     --------------------------------------------------------- --------------------------------------------
           1                  NAME OF REPORTING PERSON                                  Merrill Lynch & Co., INC.
                              S.S. OR I.R.S. IDENTIFICATION NO.
                              OF ABOVE PERSON                                           13-2740599
-------------------------     ---------------------------------------------------------------------------------------------- -------
           2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                         (a) [ ]
                                                                                                                        (b) [X]
-------------------------     ---------------------------------------------------------------------------------------------- -------
           3                  SEC USE ONLY
-------------------------     ---------------------------------------------------------------------------- -------------------------
           4                  SOURCE OF FUNDS:                                                             Not applicable
-------------------------     ------------------------------------------------------------------------------------------------------
           5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                              PURSUANT TO ITEM 2(d) OR 2(e):                                                                 [ ]
-------------------------     ------------------------------------------------------------------------------------------------------
           6                  CITIZENSHIP OR PLACE OF ORGANIZATION:                                           Delaware
-------------------------     ------------------------------------------------------------------------------------------------------
                                        7                 SOLE VOTING POWER:                             Disclaimed (See 11 below)
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                              -----------------------     --------------------------------------------------------------------------
                                        8                 SHARED VOTING POWER:                           Disclaimed (See 11 below)

                              -----------------------     --------------------------------------------------------------------------
                                        9                 SOLE DISPOSITIVE POWER:                        Disclaimed (See 11 below)

                              -----------------------     --------------------------------------------------------------------------
                                        10                SHARED DISPOSITIVE POWER:                                       0

-------------------------     ---------------------------------------------------------------------------- -------------------------
           11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       Beneficial ownership of all shares
                                                                                             disclaimed by Merrill Lynch & Co., Inc.
-------------------------     ------------------------------------------------------------------------------------- ----------------
           12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                             [ ]
-------------------------     ------------------------------------------------------------------------------------- ----------------
           13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                Not applicable
                                                                                                                 (See 11 above)
-------------------------     ------------------------------------------------------------------------------------- ----------------
           14                 TYPE OF REPORTING PERSON:                                        CO, HC
-------------------------     ------------------------------------------------------------------------------------- ----------------


ITEM 1.              SECURITY AND ISSUER

                     This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to common stock, par value $0.001 per share ("Common Stock"), of Level 8 Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 8000 Regency Parkway, Cary, North Carolina 27511.

                     The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto and incorporated herein by reference.

ITEM 2.              IDENTITY AND BACKGROUND

The name of the person filing this Schedule 13D is Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS"), a registered broker-dealer and registered investment advisor, for and on behalf of itself and Merrill Lynch & Co., Inc., a holding company that, through its subsidiaries and affiliates, provides investment, financing, advisory, insurance and related products and services on a global basis ("Merrill Lynch"). MLPFS is a wholly-owned subsidiary of Merrill Lynch. MLPFS and Merrill Lynch are collectively referred to herein as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 4.

                     MLPFS's state of incorporation is Delaware. The address of its principal business and its principal office is 4 World Financial Center, New York, New York 10080.

                     Merrill Lynch's state of incorporation is Delaware. The address of its principal business and its principal office is 4 World Financial Center, New York, New York 10080.

                     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MLPFS and Merrill Lynch are set forth on Schedule A and Schedule B attached hereto, respectively.

                     Except as set forth on Schedule C attached hereto, during the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the their directors and executive officers have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                     This statement is being filed while the Reporting Persons are still in the process of verifying all information required herein from their respective directors and executive officers, including, without limitation, the information required by this Item 2 and Item 5 of this Schedule 13D. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained in this Schedule 13D, an amendment to this statement will be filed that will disclose any such change.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     MLPFS entered into a Purchase Agreement with the Company, dated as of July 31, 2000 (the "Purchase Agreement"), whereby MLPFS agreed to purchase, subject to certain conditions, 1,000,000 shares of Common Stock. A copy of the Purchase Agreement is attached hereto as Exhibit 1. The consideration paid by MLPFS to the Company for the 1,000,000 shares of Common Stock consisted of MLPFS's grant of a software license to the Company. The purchase and sale of the Common Stock to MLPFS pursuant to the Purchase Agreement was consummated on August 23, 2000.

ITEM 4.              PURPOSE OF TRANSACTION

                     MLPFS acquired the shares of Common Stock of the Company as an investment and holds the shares of Common Stock in the ordinary course of business and, except as set forth herein, not with the purpose or effect of changing the control of the Company.

                     MLPFS intends to review its investment in the Company on a regular basis and as a result of such review may at any time or from time to time acquire additional securities of the Company in open market transactions or otherwise. Any such acquisition or disposition of securities of the Company would be made in compliance with all applicable laws and regulations.

                     In connection with the Purchase Agreement, Merrill Lynch entered into a Stockholders Agreement (the "Stockholders Agreement"), dated August 23, 2000, between the Company and MLPFS, Liraz Systems Ltd., Liraz Export
(1990) Ltd., Advanced Systems Europe B.V., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and WCAS Capital Partners II, L.P. (each a "Company Stockholder" and collectively, the "Company Stockholders"). Pursuant to the Stockholders Agreement, each of the Company Stockholders agreed to vote, in person or by proxy, all shares of Common Stock owned by such Company Stockholder in favor of the election or removal of a person designated by MLPFS (the "Merrill Designee") to the board of directors (the "Board") of the Company for so long as MLPFS continues to own 200,000 shares of Common Stock. Additionally, for so long as MLPFS has the right to designate a director of the Company, each of the Company Stockholders further agreed to take all action, including the voting, in person or by proxy, of shares of Common Stock owned or controlled by such Company Stockholder, as may be necessary to cause the Company to have a Board of at least 8 directors.

                     In addition, each of the Company Stockholders agreed that the Common Stock of each Company Stockholder shall not be transferable until such time as any transferee agrees in writing to be bound by the terms of the Stockholders Agreement, subject to certain limited exceptions.

                     The foregoing description of the Stockholders Agreement is a summary thereof and does not purport to be complete. A copy of the Stockholders Agreement is attached hereto as Exhibit 2.

                     Except as set forth above, none of the Reporting Persons has any present plans or intentions relating to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     (a) As of the close of business on August 23, 2000, MLPFS owned an aggregate of 1,000,000 shares of Common Stock of the Company, representing approximately 6.7% of the Common Stock outstanding on August 25, 2000 as reported in the Company's most recent Form S-1 filed with the SEC.

                     The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Schedule 13D are incorporated herein by reference.

                     Except as disclosed in this Item 5(a) of this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons beneficially owns any shares of Common Stock of the Company.

                     (b) MLPFS has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,000,000 shares of the Common Stock of the Company.

                     Merrill Lynch disclaims beneficial ownership of shares of Common Stock beneficially owned by MLPFS, which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by Merrill Lynch by virtue of Merrill Lynch being the parent company of MLPFS. The filing of this Schedule 13D shall not be construed as an admission by Merrill Lynch that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Common Stock held by MLPFS.

                     Each of the Reporting Persons disclaims beneficial ownership of 5,699,254 shares of Common Stock beneficially owned by Liraz Systems Ltd., Liraz Export (1990) Ltd., Advanced Systems Europe B.V., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and WCAS Capital Partners II, L.P. , which shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by the Reporting Persons by virtue of MLPFS and these stockholders of the Company being party to the Stockholders Agreement. The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Common Stock held by such other parties to the Stockholders Agreement.

                     Except as disclosed in this Item 5(b) of this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has the power to vote, direct the voting of, dispose of or direct the disposition of any shares of Common Stock of the Company which they may be deemed to beneficially own.

                     Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that Merrill Lynch is the "beneficial owner" of any shares of Common Stock of the Company.

                     Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that any Reporting Person is the "beneficial owner" of any shares of Common Stock of the Company of any other person referenced in this
Schedule 13D or any amendment thereto.

                     (c) The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference herein.

                     Except as disclosed in Item 3 of the Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days, other than (1) brokerage transactions by MLPFS and its affiliates on behalf of their customers, and (2) market making transactions by MLPFS and its affiliates occurring prior to July 31, 2000.

                     (d) Not applicable.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                     In addition to the Purchase Agreement and the Stockholders Agreement, the Company and MLPFS entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated August 23, 2000, pursuant to which the Company granted MLPFS certain rights to demand that the Company register under the Securities Act the Common Stock purchased by MLPFS, and to allow MLPFS to include such Common Stock in any registration statement filed by the Company (other than on Form S-4 or S-8, or any successor form thereto, for securities to be offered in a transaction of the type referred to in Rule 145 of the Securities Act or to employees of the Company pursuant to any employee benefit plan, respectively). A copy of the Registration Rights Agreement is attached hereto as Exhibit 3.

                     The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     1. Stockholders Agreement, dated as of August 23, 2000, between Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch & Co., Inc., Liraz Systems Ltd., Liraz Export (1990) Ltd., Advanced Systems Europe B.V., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and WCAS Capital Partners II, L.P. (filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 11, 2000 and is hereby incorporated by reference herein).

                     2. Purchase Agreement, dated July 31, 2000, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. (filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 11, 2000 and is hereby incorporated by reference herein).

                     3. Registration Rights Agreement, dated August 23, 2000, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. (filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 11, 2000 and is hereby incorporated by reference herein).

                     4. Joint Filing Agreement by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc., dated September 5, 2000.

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 8, 2000



                           Merrill Lynch, Pierce, Fenner & Smith Incorporated

                           By: /s/ Andrea Dulberg
                               ------------------------------------------------
                               Name: Andrea Dulberg
                               Title: Secretary




                           Merrill Lynch & Co., Inc.

                           By: /s/ Andrea Dulberg
                               ------------------------------------------------
                                Name: Andrea Dulberg
                                Title: Secretary

                           SCHEDULE A TO SCHEDULE 13D
                           --------------------------

NAMES OF DIRECTORS AND EXECUTIVE
OFFICERS                              OFFICE                              NATIONALITY          BUSINESS ADDRESS
--------                              ------                              -----------          ----------------
John L. Steffens                      Chairman of the Board, Chief        United States of     4 World Financial Center, 32nd Fl.
                                      Executive Officer and Director      America              New York, NY 10080

George A. Schieren                    Senior Vice President, General      United States of     222 Broadway, 14th Fl..
                                      Counsel and Director                America              New York, NY 10038

E. Stanley O'Neal                     Executive Vice President and        United States of     4 World Financial Center, 32nd Fl.
                                      Director                            America              New York, NY 10080

Thomas H. Patrick                     Executive Vice President and        United States of     4 World Financial Center, 32nd Fl.
                                      Director                            America              New York, NY 10080

Thomas W. Davis                       Executive Vice President            United States of     4 World Financial Center, 8th Fl.
                                                                          America              New York, NY 10080

Barry S. Friedberg                    Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Edward L. Goldberg                    Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Jerome P. Kenney                      Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Winthrop H. Smith, Jr.                Executive Vice President            United States of     4 World Financial Center, 34th Fl.
                                                                          America              New York, NY 10080

Roger M. Vasey                        Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Ahmass L. Fakahany                    Senior Vice President and Chief     United States of     4 World Financial Center, 31st Fl.
                                      Financial Officer                   America              New York, NY 10080



                           SCHEDULE B TO SCHEDULE 13D
                           --------------------------

NAMES OF DIRECTORS AND EXECUTIVE
OFFICERS                              OFFICE                              NATIONALITY          BUSINESS ADDRESS
--------                              ------                              -----------          ----------------
David H. Komansky                     Chairman of the Board, Chief        United States of     4 World Financial Center, 32nd Fl.
                                      Executive Officer and Director      America              New York, NY 10080

Stephen L. Hammerman                  Vice Chairman of the Board,         United States of     4 World Financial Center, 32nd Fl.
                                      General Counsel and Director        America              New York, NY 10080

John L. Steffens                      Vice Chairman of the Board and      United States of     4 World Financial Center, 32nd Fl.
                                      Director                            America              New York, NY 10080

W. H. Clark                           Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Jill K. Conway                        Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

George B. Harvey                      Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

William R. Hoover                     Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Robert P. Luciano                     Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

David K. Newbigging                   Director                            United Kingdom       c/o Corporate Secretary's Office
                                                                                               222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Aulana L. Peters                      Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

John J. Phelan, Jr.                   Director                            United States of     c/o Corporate Secretary's Office
                                                                          America              222 Broadway, 17th Fl.
                                                                                               New York, N.Y. 10038

Thomas W. Davis                       Executive Vice President            United States of     4 World Financial Center, 8th Fl.
                                                                          America              New York, NY 10080

Barry S. Friedberg                    Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Edward L. Goldberg                    Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

James P. Gorman                       Executive Vice President            Australia            4 World Financial Center, 32nd Fl.
                                                                                               New York, NY 10080

Jerome P. Kenney                      Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

John A. McKinley, Jr.                 Executive Vice President (and       United States of     4 World Financial Center, 32nd Fl.
                                      Chief Technology Officer)           America              New York, NY 10080




                                      B-1

E. Stanley O'Neal                     Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Thomas H. Patrick                     Executive Vice President (and       United States of     4 World Financial Center, 32nd Fl.
                                      Chief Financial Officer)            America              New York, NY 10080

Jeffrey M. Peek                       Executive Vice President            United States of     4 World Financial Center, 32nd Fl.
                                                                          America              New York, NY 10080

Winthrop H. Smith, Jr.                Executive Vice President            United States of     4 World Financial Center, 34th Fl.
                                                                          America              New York, NY 10080


                           SCHEDULE C TO SCHEDULE 13D
                           --------------------------


                     On April 6, 2000, MLPFS consented to an SEC order directing it to "cease and desist from committing or causing any violations and any future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act." The order grew out of an industry-wide investigation of so-called "yield burning" (charging excessive prices for Treasury securities sold to municipalities in connection with refundings of municipal bonds). Without admitting or denying the findings in the orders, virtually all of the major participants in the industry, including MLPFS, consented to fines and cease and desist orders.

                     On January 11, 1999, MLPFS consented to an SEC order directing it to "cease and desist from committing or causing any violation of, and committing or causing any future violation of Sections 15(c)(1) and (2), and 17(a) of the Exchange Act, and Rules 15c1-2, 15c2-7, and 17a-3 thereunder." The order grew out of an industry-wide investigation of quotation practices of Nasdaq market makers. Without admitting or denying the findings in the orders, virtually all of the major participants in the industry, including MLPFS, consented to fines and cease and desist orders.


                     On August 24, 1998, MLPFS consented to an SEC order directing it to "cease and desist from committing or causing any violation and any future violation of Sections 17(a)(2) and (3) of the Securities Act, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17." Without admitting or denying the findings in the order, MLPFS consented to an order finding that MLPFS failed to make accurate and complete disclosure in connection with underwriting or co-managing certain note offerings for Orange County, California.

                     On October 26, 1995, MLPFS, without admitting or denying violations, consented to an SEC order directing it to "cease and desist from committing or causing any violation or future violation of MSRB Rule G-17." Without admitting or denying the findings in the order, MLPFS consented to an order finding that MLPFS failed to take adequate steps to insure that full disclosure of certain facts were made to the Massachusetts Water Resources Authority and the District of Columbia in connection with services provided to those entities.

                                  EXHIBIT INDEX


Exhibit No.
-----------

Exhibit 1 Stockholders Agreement, dated as of August 23, 2000, between Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch & Co., Inc., Liraz Systems Ltd., Liraz Export (1990) Ltd., Advanced Systems Europe B.V., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners, L.P. and WCAS Capital Partners II, L.P. (filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 11, 2000 and is hereby incorporated by reference herein).

Exhibit 2 Purchase Agreement, dated July 31, 2000, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. (filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 11, 2000 and is hereby incorporated by reference herein).

Exhibit 3 Registration Rights Agreement, dated August 23, 2000, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. (filed as an exhibit to the Form 8-K filed by the Company with the SEC on August 11, 2000 and is hereby incorporated by reference herein).

Exhibit 4 Joint Filing Agreement by and between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc., dated September 5, 2000.